GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2021 and 2020

(With Independent Auditors’ Report Thereon)

Contents

Page

Independent Auditors’ Report    1
Consolidated Financial Statements
Consolidated Statements of Financial Position    3
Consolidated Statements of Comprehensive Income    5
Consolidated Statements of Changes in Equity    6
Consolidated Statements of Cash Flows    7
Notes to the Consolidated Financial Statements    8

Independent Auditors’ Report
Based on a report originally issued in Korean

To the Shareholders and Board of Directors of
Gravity Co., Ltd.:

Opinion
We have audited the accompanying consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (the ”Group”), which comprise the consolidated statements of financial position as of December 31, 2021 and 2020, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements comprising significant accounting policies and other explanatory information.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).
Basis for Opinion
We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Matter
The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea
March 23, 2022

This report is effective as of March 23, 2022, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position

As of December 31, 2021 and 2020

(In thousands of won)	Notes		December 31, 2021	December 31, 2020

Assets
Current assets
Cash and cash equivalents	5,6,22	~~W~~	99,104,943	110,632,482
Short-term financial instruments	6,22		148,000,000	71,000,000
Accounts receivable, net	6,7,13,22		52,614,595	59,761,256
Other receivables, net	6,7,22		1,080,516	8,333
Prepaid expenses	13		3,164,075	2,237,708
Other current financial assets	6,22		598,099	817,825
Other current assets			1,572,692	2,128,113
			306,134,920	246,585,717
Non-current assets
Property and equipment, net	8,21		11,337,999	7,695,046
Intangible assets, net	9		3,342,028	3,362,879
Other non-current assets			1,973,064	2,814,792
Other non-current financial assets	6,22		3,018,823	1,323,865
Deferred tax assets	18		1,719,489	3,590,069
			21,391,403	18,786,651
Total assets		~~W~~	327,526,323	265,372,368

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued

As of December 31, 2021 and 2020

(In thousands of won)	Notes		December 31, 2021	December 31, 2020

Liabilities
Current liabilities
Account payables	6,22	~~W~~	41,199,401	52,687,616
Deferred revenue	13		13,480,518	13,692,283
Withholdings			3,596,403	2,851,636
Accrued expenses	6,22		1,484,019	1,364,753
Income tax payable	18		10,628,981	9,469,833
Other current liabilities	6,21,22		3,608,153	2,654,101
			73,997,475	82,720,222
Non-current liabilities
Long-term account payables	6,22		729,173	1,402,466
Long-term deferred revenue	13		98,226	101,015
Other non-current liabilities	6,21,22		5,860,591	3,800,649
			6,687,990	5,304,130
Total liabilities		~~W~~	80,685,465	88,024,352

Equity
Equity attributable to owners of the Parent Company
Share capital	12		3,474,450	3,474,450
Share premium	12		27,098,264	27,109,803
Other components of equity	12		2,180,388	(1,044,533)
Retained earnings	12		213,317,805	147,371,155
Non-controlling interest			769,951	437,141
Total equity			246,840,858	177,348,016
Total liabilities and equity		~~W~~	327,526,323	265,372,368

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income

For the years ended December 31, 2021 and 2020

(In thousands of won, except per share amounts)	Notes		2021	2020

Revenues	13,23,24
Online games		~~W~~ 	75,370,395	89,545,060
Mobile games			320,163,555	298,323,908
Other revenue			18,404,024	18,084,053
			413,937,974	405,953,021
Cost of revenues	14		224,172,902	239,044,923
Gross profit			189,765,072	166,908,098
Selling, general and administrative expenses	14,15		92,201,177	77,433,905
Operating profit	23		97,563,895	89,474,193
Non-operating income and expenses
Finance income	6,16		5,268,535	3,475,764
Finance costs	6,16		(2,686,170)	(3,832,610)
Other non-operating income	17		606,731	657,898
Other non-operating expenses	17		(1,452,459)	(1,764,135)
Profit before income tax expense			99,300,532	88,011,110
Income tax expense	18		33,420,741	25,455,435
Profit for the year		~~W~~	65,879,791	62,555,675

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation adjustments			3,273,897	(1,319,071)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit liabilities			(2,761)	-
Total comprehensive income for the year		~~W~~ 	69,150,927	61,236,604

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	65,946,650	62,703,088
Non-controlling interests			(66,859)	(147,413)

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	69,171,571	61,384,017
Non-controlling interests			(20,644)	(147,413)

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share (in won)	19	~~W~~	9,490	9,023
Diluted earnings per share (in won)	19	~~W~~	9,490	9,023

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(In thousands of won)			Equity attributable to owners of the Parent Company
	Notes		Share capital	Share premium	Other components of equity	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2020		~~W~~	3,474,450	27,127,684	274,538	84,668,067	115,544,739	221,351	115,766,090
Total comprehensive income for the period:
Profit for the year			-	-	-	62,703,088	62,703,088	(147,413)	62,555,675
Foreign currency translation adjustments	12		-	-	(1,319,071)	-	(1,319,071)	-	(1,319,071)
Transactions with owners:
Equity transaction			-	(17,881)	-	-	(17,881)	1,227	(16,654)
Changes in interests in subsidiaries			-	-	-	-	-	361,976	361,976
Balance at December 31, 2020		~~W~~	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016

Balance at January 1, 2021		~~W~~	3,474,450	27,109,803	(1,044,533)	147,371,155	176,910,875	437,141	177,348,016
Total comprehensive income for the period:
Profit for the year			-	-	-	65,946,650	65,946,650	(66,859)	65,879,791
Foreign currency translation adjustments	12		-	-	3,226,854	-	3,226,854	47,043	3,273,897
Transactions with owners:
Equity transaction			-	(11,539)	-	-	(11,539)	353,454	341,915
Remeasurements of defined benefit liabilities			-	-	(1,933)	-	(1,933)	(828)	(2,761)
Balance at December 31, 2021		~~W~~	3,474,450	27,098,264	2,180,388	213,317,805	246,070,907	769,951	246,840,858

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flow

For the years ended December 31, 2021 and 2020

(In thousands of won)	Notes		2021	2020

Cash flows from operating activities
Profit for the year		~~W~~	65,879,791	62,555,675
Adjustments	20		40,575,779	32,132,238
Changes in operating assets and liabilities	20		(2,883,876)	(12,952,425)
Interest received			995,149	1,122,471
Interest paid			(111,416)	(185,742)
Income taxes paid			(30,272,469)	(12,815,314)
Net cash provided by operating activities			74,182,958	69,856,903

Cash flows from investing activities
Proceeds from disposal of property and equipment	8		13,850	3,039
Proceeds from disposal of other intangible assets	9		14,861	-
Decrease in other non-current financial assets			594,774	22,479
Increase in short-term financial instruments			(77,000,000)	(31,500,000)
Purchase of property and equipment	8		(1,747,427)	(1,071,379)
Purchase of intangible assets	9		(2,463,914)	(2,624,540)
Increase in other non-current financial assets			(1,883,900)	(879,063)
Net cash used in investing activities			(82,471,756)	(36,049,464)

Cash flows from financing activities
Proceeds from capital contribution from non-controlling interests			353,454	361,976
Payment of share issuance costs			(11,539)	(16,654)
Repayment of lease liabilities	21		(3,647,934)	(2,892,567)
Net cash used in financing activities			(3,306,019)	(2,547,245)

Effects of exchange rate changes on cash and cash equivalents			67,278	(55,691)
Net increase (decrease) in cash and cash equivalents			(11,527,539)	31,204,503
Cash and cash equivalents at beginning of the year			110,632,482	79,427,979
Cash and cash equivalents at end of the year		~~W~~	99,104,943	110,632,482

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
1. General Information
(1) The Parent Company
GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. The Parent Company also operates many other games.
On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2021, the Parent Company’s total paid-in capital amounts to ~~W~~3,474,450 thousand. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2021 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
(2) Consolidated subsidiaries
Details of the consolidated subsidiaries as of December 31, 2021 and 2020 are as follows:

				Percentage of ownership (%)
Subsidiaries	Location	Main business	Fiscal year end	December 31, 2021	December 31, 2020
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity NeoCyon, Inc.	Korea	Mobile Game Development and Service	December	99.53	99.53
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70	70
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	100
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	100
Gravity Game Hub PTE., Ltd.(*)	Singapore	Online and mobile game services	December	100	-

(*) Gravity Game Hub PTE., Ltd. was established during 2021 and has been included in subsidiary since then.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
1. General Information, Continued
(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	26,385,056	16,162,917	79,241,593	986,634
Gravity NeoCyon, Inc.		14,902,641	9,378,474	25,443,458	(110,799)
Gravity Communications Co., Ltd.		33,120,691	9,236,188	33,342,145	9,096,285
PT. Gravity Game Link		2,916,316	318,233	2,461,680	(221,131)
Gravity Game Tech Co., Ltd.		25,591,172	5,665,835	28,345,984	5,495,689
Gravity Game Arise Co., Ltd.		3,912,442	2,167,254	3,258,230	158,563
Gravity Game Hub PTE., Ltd.		2,538,395	722,377	116,791	(1,109,627)

(*) Amounts before eliminating related party transactions.

(In thousands of won)		2020
Subsidiaries		Total assets(*1)	Total liabilities(*1)	Revenues(*1)	Profit (loss) for the period(*1)
Gravity Interactive, Inc.	~~W~~	31,848,915	23,405,476	123,055,325	1,137,851
Gravity Entertainment Corp.(*2)		-	-	-	7,706
Gravity NeoCyon, Inc.		11,068,694	7,422,182	26,368,123	(1,753,593)
Gravity Communications Co., Ltd.		33,717,352	10,070,240	41,677,215	12,281,146
PT. Gravity Game Link		2,184,917	663,529	4,880,948	(315,190)
Gravity Game Tech Co., Ltd.		21,092,640	6,314,555	39,147,178	13,989,069
Gravity Game Arise Co., Ltd.		2,637,083	2,065,979	2,483,354	81,573

(*1) Amounts before eliminating related party transactions.
(*2) Gravity Entertainment Corp. was liquidated during 2020 and has been excluded from subsidiary since then.

2. Basis of Presentation
These consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea.
These consolidated financial statements were authorized for issuance by the Board of Directors on March 8, 2022, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 31, 2022.

2. Basis of Presentation, Continued
(1) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
(2) Use of judgments and estimates
The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:
(a) Deferred revenue
As discussed in Note 4 (13), the Group sells virtual currency and items that can be used in online and mobile games to game users. For each game in each country, the Group estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Group considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering whether the virtual currency is refundable and items’ attributes. The Group estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.
(b) Deferred tax assets
When the Group assesses the realizability of deferred tax assets, the Group considers its performance, general economic environment, projected future taxable income, and periods available to utilize tax loss carryforwards and tax credit carryforwards. The Group periodically monitors the estimates used in assessing the realizability of the deferred tax assets. The amount of deferred tax assets may be changed if estimated future taxable income during the carryforward periods changes.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
3. Changes in accounting policies
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2021.
(1) Amendments to K-IFRS No. 1116 Lease-Practical expedient for COVID-19_Related Rent Concessions
As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the rent concession as the same way it would account for the change applying this Standard if the change were not a lease modification. The amendments do not have a significant impact on the consolidated financial statements.
(2) Amendment to K-IFRS No. 1109 Financial Instruments, K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, K-IFRS No. 1107 Financial Instruments: Disclosure, K-IFRS 1104 Insurance Contracts and K-IFRS 1116 Lease-Interest Rate Benchmark Reform (Phase 2 amendments)
In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The amendments do not have a significant impact on the consolidated financial statements.

4. Significant Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Consolidation
The Group has prepared the consolidated financial statements in accordance with K-IFRS No. 1110 Consolidated Financial Statements.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(1) Consolidation, Continued
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.
Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
(2) Segment reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 23). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.
(3) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.
(4) Financial Assets
(a) Classification
At initial recognition, the Group classifies its financial assets in the following measurement categories:
•measured at fair value through profit or loss;
•measured at fair value through other comprehensive income; and
•measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(a) Classification, Continued
For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments, Continued
•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.
•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.
(ii) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continue to be recognized in profit or loss as ‘finance income’ when the right to receive payments is established.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(c) Impairment
The Group recognizes loss allowances for expected credit losses(“ECLs”) on:
•financial assets measured at amortized cost;
•debt investments measured at fair value through other comprehensive income; and
•contract assets under K-IFRS No. 1115.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Group considers a financial asset to be in default when:
•the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(c) Impairment, Continued
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.
(5) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(5) Property and Equipment, Continued
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.
Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	4 years
Right-of-use assets	(*)

(*) The Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.
(6) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Patents	10 years
Other intangible assets	3 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(6) Intangible Assets, Continued
The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(7) Impairment of Non-financial Assets
At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.
The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.
(8) Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of datacenter the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(a) As a lessee, Continued
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rates.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(a) As a lessee, Continued
The Group presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.
If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.
The Group applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(9) Financial Liabilities
(a) Classification and measurement
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.
The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.
(b) Derecognition
Financial liabilities are removed from the consolidated statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
(10) Provisions and Contingent Liabilities
Provisions for legal claims, service warranties and make good obligations are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(11) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges, or are attributable to monetary part of the net investment in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.
(12) Statement of cash flows
The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate during the fiscal year.
(13) Revenues from contracts with customers
The Group engages in game licensing, IP licensing and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription
The Group recognizes micro-transaction revenue of online and mobile games when the Group satisfies its performance obligations.
When the performance obligations are satisfied depends on the natures of virtual currency and items. Items are categorized into consumable, periodic, and permanent items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
At the end of the reporting period, the Group defers the total amount of remaining virtual currency as the Group has the obligation to refund for remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
The Group recognizes online subscription revenue as game users make use of in-game premium features. Subscription revenue comes from subscription fee for internet cafés. Prepaid subscription fees from internet cafés are deferred and recognized as revenue monthly based on actual hours used.
(ii) Mobile Games
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.
At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by paying active users.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(ii) Mobile Games, Continued
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period. For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period. For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Online and Mobile games—royalties and license fees
In connection with the Group’s online and mobile games, the Group enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Group believes that the agreement is a promise to provide a right to the customer to access the related IP because the Group will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time. Since the nature of the license promise is to provide customers with access to the intellectual property of the Group during the license period, the Group's performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. The Group recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.
(c) Other revenue
Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation. The progress is measured by reference to the costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(d) Incremental costs of obtaining contract
The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(14) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.
The Group recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
4. Significant Accounting Policies, Continued
(15) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Defined contribution pension plan
The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.
(16) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
The following new and amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.
•COVID-19 Related Rent Concessions (Amendment to K-IFRS No 1116)
•Reference to Conceptual Framework (Amendment to K-IFRS No 1103)
•Classification of Liabilities as Current or Non-current (Amendment to K-IFRS No 1001)
•Proceeds before intended use (Amendment to K-IFRS No 1016)
•Onerous Contracts – Cost of Fulfilling a Contract (Amendments to K-IFRS No 1037)
•K-IFRS No 1117 Insurance Contracts
•Annual Improvements to K-IFRS Standards 2018~2020

5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Demand deposits, etc.	~~W~~	99,104,943	110,632,482
(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2021 and 2020.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	99,104,943	110,632,482
Short-term financial instruments		143,000,000	71,000,000
Accounts receivable, net		52,614,595	59,761,256
Other receivables, net		6,085	8,333
Other current financial assets		598,099	817,825
Other non-current financial assets		3,018,823	1,323,865
		298,342,545	243,543,761
Financial assets at fair value through profit or loss
Short-term financial instruments		5,000,000	-
	~~W~~ 	303,342,545	243,543,761

(In thousands of won)		December 31, 2021	December 31, 2020
Financial liabilities at amortized cost
Accounts payable(*)	~~W~~ 	36,864,256	52,687,616
Long-term accounts payable		729,173	1,402,466
Accrued expenses(*)		49,299	62,194
Other current liabilities		3,606,965	2,653,144
Other non-current liabilities		5,123,598	3,247,072
	~~W~~ 	46,373,291	60,052,492

(*) Accounts payable and accrued expenses that are not financial liabilities are excluded.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
6. Financial Instruments by Category, Continued
(2) Net income(expenses) from financial instruments for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Financial assets at amortized cost
Interest income	~~W~~	1,355,123	1,087,865
Differences in foreign currency		2,135,281	(1,796,086)
		3,490,404	(708,221)
Financial assets at fair value through profit or loss
Interest income		28,054	-
	~~W~~	3,518,458	(708,221)

(In thousands of won)		2021	2020
Financial liabilities at amortized cost
Interest expense	~~W~~	(115,321)	(185,742)
Differences in foreign currency		(820,772)	537,117
	~~W~~	(936,093)	351,375

(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc. As of December. 31 2021. the Group has ~~W~~5,000,000 thousand of short-term financial instruments measured at fair value through profit or loss that is classified as level 2. For the financial assets and liabilities of which carrying amount are reasonable approximation of fair value, those were excluded from fair value disclosure.

7. Accounts and Other Receivables
(1) Accounts and other receivables as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021		December 31, 2020
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	48,050,332	1,085,325	57,792,924	13,142
Related party		5,253,873	-	2,547,419	-
Less: Loss allowance		(689,610)	(4,809)	(579,087)	(4,809)
Accounts and other receivables, net	~~W~~	52,614,595	1,080,516	59,761,256	8,333
(2) Changes in the loss allowance of accounts and other receivables during the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021		2020
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	579,087	4,809	165,065	4,272
Bad debt expenses		933,226	-	712,184	537
Reversal of allowance for doubtful accounts		(131,927)	-	(49,767)	-
Write-off		(690,776)	-	(248,395)	-
Ending balance	~~W~~	689,610	4,809	579,087	4,809

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
7. Accounts and Other Receivables, Continued
(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2021 and 2020 are as follows:
(a) Accounts receivable

(In thousands of won)	December 31, 2021
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.1	~~W~~	52,172,521	63,553
More than 90 days ~ Less than 180 days	0.1		437,979	362
More than 180 days ~ Less than 270 days	73.2		242,765	177,602
More than 270 days ~ Less than 1 year	98.8		237,309	234,462
More than 1 year	100.0		213,631	213,631
		~~W~~	53,304,205	689,610

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.1	~~W~~	57,661,634	54,409
More than 90 days ~ Less than 180 days	5.0		2,138,182	107,297
More than 180 days ~ Less than 270 days	55.3		275,733	152,645
More than 270 days ~ Less than 1 year	99.9		79,025	78,967
More than 1 year	100.0		185,769	185,769
		~~W~~	60,340,343	579,087

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
7. Accounts and Other Receivables, Continued
(3) Expected credit losses (ECLs) and credit risk exposures for accounts receivable as of December 31, 2021 and 2020 are as follows, Continued:
(b) Other receivables

(In thousands of won)	December 31, 2021
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	1,080,516	-
More than 90 days ~ Less than 180 days	0.0		-	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		4,809	4,809
		~~W~~	1,085,325	4,809

(In thousands of won)	December 31, 2020
	Expected loss rate(%)		Carrying amount	Bad debt allowance
Not due or overdue for less than 90 days	0.0	~~W~~	8,333	-
More than 90 days ~ Less than 180 days	0.0		-	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		4,809	4,809
		~~W~~	13,142	4,809

In assessing the recoverability of accounts and other receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Group applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
8. Property and Equipment
(1) Details of property and equipment as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021			December 31, 2020
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	6,654,286	(5,199,734)	1,454,552	6,074,169	(4,695,201)	1,378,968
Furniture and fixture		1,793,228	(1,412,770)	380,458	2,037,880	(1,727,467)	310,413
Construction in progress		-	-	-	128,163	-	128,163
Vehicles		9,101	(3,223)	5,878	9,101	(948)	8,153
Leasehold improvements		1,935,005	(1,177,894)	757,111	1,160,456	(1,028,347)	132,109
Right-of-use assets		15,860,960	(7,120,960)	8,740,000	11,500,352	(5,763,112)	5,737,240
	~~W~~	26,252,580	(14,914,581)	11,337,999	20,910,121	(13,215,075)	7,695,046

(2) Changes in property and equipment for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
		Computer and other equipment	Furniture and fixture	Constru-ction in progress	Vehicles	Leasehold Improve-ments	Right-of-use assets	Total
Beginning balance	~~W~~	1,378,968	310,413	128,163	8,153	132,109	5,737,240	7,695,046
Acquisitions/Capital expenditure		711,660	321,653	-	-	753,223	6,318,561	8,105,097
Depreciation		(646,546)	(249,410)	-	(2,275)	(223,319)	(3,448,318)	(4,569,868)
Disposals		(15,161)	(2,028)	-	-	(44,303)	(62,827)	(124,319)
Reclassification		-	(80)	(128,163)	-	128,243	-	-
Foreign exchange differences		25,631	(90)	-	-	11,158	195,344	232,043
Ending balance	~~W~~	1,454,552	380,458	-	5,878	757,111	8,740,000	11,337,999

(In thousands of won)		2020
		Computer and other equipment	Furniture and fixture	Constru-ction in progress	Vehicles	Leasehold Improve-ments	Right-of-use assets	Total
Beginning balance	~~W~~	1,056,984	442,778	-	-	217,402	4,946,280	6,663,444
Acquisitions/Capital expenditure		849,675	81,174	128,163	9,101	3,266	3,783,994	4,855,373
Depreciation		(529,285)	(212,696)	-	(948)	(83,430)	(2,956,888)	(3,783,247)
Disposals		(1,061)	(766)	-	-	(2,032)	(13,562)	(17,421)
Foreign exchange differences		2,655	(77)	-	-	(3,097)	(22,584)	(23,103)
Ending balance	~~W~~	1,378,968	310,413	128,163	8,153	132,109	5,737,240	7,695,046

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
8. Property and Equipment, Continued
(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Cost of revenues	~~W~~	2,102,270	2,123,300
Selling, general and administrative expenses(*)		2,467,598	1,659,947
	~~W~~	4,569,868	3,783,247
(*) The deprecation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~301,242 thousand and ~~W~~235,771 thousand, respectively, for the years ended December 31, 2021 and 2020.
(4) As of December 31, 2021 and 2020, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1) Details of intangible assets as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021			December 31, 2020
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization(*)	Carrying amount
Software	~~W~~	14,491,146	(13,226,409)	1,264,737	14,303,511	(12,069,126)	2,234,385
Patents		1,082,626	(600,313)	482,313	858,883	(526,741)	332,142
Other intangible assets		6,264,360	(4,669,382)	1,594,978	4,545,813	(3,749,461)	796,352
	~~W~~	21,838,132	(18,496,104)	3,342,028	19,708,207	(16,345,328)	3,362,879

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	2,234,385	332,142	796,352	3,362,879
Acquisitions/Capital expenditure		116,210	223,743	1,676,369	2,016,322
Amortization		(1,087,557)	(73,572)	(586,413)	(1,747,542)
Disposals		(14,861)	-	-	(14,861)
Impairment(*)		-	-	(281,008)	(281,008)
Foreign exchange differences		16,560	-	(10,322)	6,238
Ending balance	~~W~~	1,264,737	482,313	1,594,978	3,342,028

(*) The Group recognized ~~W~~281,008 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2021.
9. Intangible Assets, Continued
(2) Changes in intangible assets for the years ended December 31, 2021 and 2020 are as follows, Continued:

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020

(In thousands of won)		2020
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,143,794	185,427	387,839	1,717,060
Acquisitions/Capital expenditure		1,985,736	184,978	725,494	2,896,208
Amortization		(897,141)	(38,263)	(201,820)	(1,137,224)
Impairment(*)		-	-	(115,475)	(115,475)
Foreign exchange differences		1,996	-	314	2,310
Ending balance	~~W~~	2,234,385	332,142	796,352	3,362,879

(*) The Group recognized ~~W~~115,475 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2020.
(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Cost of revenues	~~W~~	737,028	479,402
Selling, general and administrative expenses(*)		1,010,514	657,822
	~~W~~	1,747,542	1,137,224
(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~80,081 thousand and ~~W~~60,551 thousand, respectively, for the years ended December 31, 2021 and 2020.
10. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2021 and 2020 are ~~W~~2,067,288 thousand and ~~W~~1,968,132 thousand, respectively. In addition, expenses related to defined benefit plans amounting to ~~W~~19,848 thousand are included in other non-current liabilities as of December 31, 2021.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
11. Commitments
(1) The Parent Company has entered into exclusive license agreements with foreign licensees, such as GungHo Online Entertainment, Inc., Innova Intellectual Properties S.a.r.l, Shanghai TA REN Network Technology Co. Ltd., and etc. to provide exclusive license to distribute and sell online games and receives a certain portion of each licensee’s revenues (20-40%) as royalties.
(2) In July 2021, the Parent Company and Shanghai TA REN Network Technology Co., Ltd. entered into development agreements to grant them the right to develop mobile games based on the contents of Ragnarok Online and distribute such games in China for 3 years.
(3) As of December 31, 2021, the Group has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future payment related to above agreements as of December 31, 2021 and 2020 are ~~W~~2,335,425 thousand and ~~W~~3,309,965 thousand, respectively.
(4) As of December 31, 2021, the Parent Company benefited from payment guarantee of USD 818,000 from KB Kookmin Bank regarding overseas IP contracts.
(5) As of December 31, 2021, the Group has been provided with a payment guarantee amounting to ~~W~~1,818,168 thousand from Seoul Guarantee Insurance Co., Ltd.

12. Share Capital and Share Premium
(1) Details of common shares as of December 31, 2021 and 2020 are as follows:

(In won and in number of shares)		December 31, 2021	December 31, 2020
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~ 	3,474,450,000	3,474,450,000

(2) Details of share premium as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Additional paid-in capital	~~W~~	25,292,211	25,303,750
Other capital surplus		1,806,053	1,806,053
	~~W~~	27,098,264	27,109,803

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
12. Share Capital and Share Premium, Continued
(3) Details of other components of equity as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Remeasurements of defined benefit liability	~~W~~	(1,933)	-
Foreign currency translation adjustments		2,182,321	(1,044,533)
	~~W~~	2,180,388	(1,044,533)

(4) Details of retained earnings as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Unappropriated retained earnings	~~W~~	213,317,805	147,371,155

(5) According to the Parent Company's Articles of Incorporation, the Parent Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2021.

13. Revenue from Contracts with Customers
(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2021	2020
Service contract
Micro-transaction and subscription revenue	~~W~~	229,028,411	328,069,089
- Online Game		64,382,094	76,109,581
- Mobile Game		164,646,317	251,959,508
Royalties and license fees		166,505,539	59,799,879
- Online Game		10,988,301	13,435,479
- Mobile Game		155,517,238	46,364,400
Others		18,404,024	18,084,053
	~~W~~	413,937,974	405,953,021
Timing of satisfaction of performance obligations
At a point in time		7,496	-
Over time		413,930,478	405,953,021
	~~W~~ 	413,937,974	405,953,021

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
13. Revenue from Contracts with Customers, Continued
(2) Accounts receivables, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2021 and December 31, 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Accounts receivable	~~W~~	52,614,595	59,761,256
Incremental costs of obtaining a contract (Prepaid expenses)		860,626	1,276,880
Contact liabilities (Deferred revenue)		13,578,744	13,793,298
Micro-transaction and subscription revenue		12,622,063	12,886,441
Royalties and license fees		116,281	306,620
Website and application development		840,400	600,237

(3) Changes in contract liabilities for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		Contract liabilities
		2021	2020
Balance at January 1	~~W~~	13,793,298	10,845,936
Increase related to micro transaction and subscription revenue		26,380,295	29,124,334
Increase related to royalties and license fees		204,044	14,329,908
Increase related to website and application development		8,455,518	4,580,264
Decrease upon satisfaction of performance obligation – micro transaction and subscription revenue		(26,644,673)	(24,979,904)
Decrease upon satisfaction of performance obligation – royalties and license fees		(394,383)	(15,426,367)
Decrease upon satisfaction of performance obligation - web and application development		(8,215,355)	(4,680,873)
Balance at December 31	~~W~~ 	13,578,744	13,793,298

The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2021 is ~~W~~13,692,283 thousand.
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Micro transaction and subscription revenue	~~W~~ 	12,622,063	12,886,441
- Online Game		9,374,114	8,418,089
- Mobile Game		3,247,949	4,468,352
Royalties and license fees		116,281	306,620
- Online Game		95,755	286,094
- Mobile Game		20,526	20,526
Website and application development		840,400	600,237
	~~W~~	13,578,744	13,793,298

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
13. Revenue from Contracts with Customers, Continued
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2021 and 2020 are as follows, Continued:
The Group’s management expects to recognize 99.3% (~~W~~13,480,518 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2021 as revenue within 12 months. The remaining 0.7% (~~W~~98,226 thousand) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Incremental costs of obtaining a contract	~~W~~	860,626	1,276,880
Incremental costs of obtaining a contract recognized as cost of revenues		1,276,880	998,464

14. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Fees and commissions	~~W~~	215,612,852	230,411,406
Advertising expenses		35,947,806	30,083,581
Salaries		35,532,330	32,340,302
Outsourcing expenses		12,997,334	9,499,609
Rent		1,125,317	920,119
Employee benefits		3,389,869	3,328,850
Expenses related to defined contribution plan		2,090,517	2,030,438
Depreciation		4,569,868	3,783,247
Amortization		1,747,542	1,137,224
Others		3,360,644	2,944,052
	~~W~~ 	316,374,079	316,478,828

Total expenses consist of cost of sales, selling, general and administrative expenses.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
15. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Advertising expenses	~~W~~	35,947,806	30,083,581
Fees and commissions		13,959,003	13,927,755
Salaries		15,490,971	11,761,013
Research and development		16,569,508	15,033,944
Employee benefits		1,597,984	1,419,175
Rent		529,623	459,633
Expenses related to defined contribution plan		729,380	584,757
Depreciation		2,166,356	1,424,176
Amortization		930,433	597,271
Other expenses		4,280,113	2,142,600
	~~W~~ 	92,201,177	77,433,905

16. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Finance income
Interest income	~~W~~	1,383,177	1,087,865
Unrealized foreign currency gain		133,980	320,769
Gain on foreign currency transactions		3,751,378	2,067,130
	~~W~~ 	5,268,535	3,475,764

(2) Details of finance costs for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Finance costs
Interest expense	~~W~~	115,321	185,742
Unrealized foreign currency loss		210,730	682,378
Loss on foreign currency transactions		2,360,119	2,964,490
	~~W~~ 	2,686,170	3,832,610

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
17. Other Non-Operating Income and Expenses
(1) Details of other non-operating income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Gain on disposal of property and equipment		6,648	1,749
Reversal of allowance for doubtful accounts		-	49,767
Others		600,083	606,382
	~~W~~ 	606,731	657,898
(2) Details of other non-operating expenses for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Loss on disposal of property and equipment		56,897	2,549
Impairment loss on intangible assets		281,008	115,475
Impairment loss on other non-current assets		1,087,357	1,455,310
Donations		1,200	13,000
Others		25,997	177,801
	~~W~~	1,452,459	1,764,135

18. Income tax expense
(1) Details of income tax expense for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Current tax expense
Current year	~~W~~	29,903,384	21,383,122
Adjustments recognized related to prior period income		1,646,777	-
Deferred tax expense
Changes in net deferred tax assets		1,870,580	4,072,313
Income tax expense	~~W~~ 	33,420,741	25,455,435

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
18. Income tax expense, Continued
(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2021	2020
Profit before income tax expense	~~W~~	99,300,532	88,011,110
Income tax using the statutory tax rate of each country		25,957,358	19,828,535
Adjustments:
Expenses not deductible for tax purposes		11,096	20,050
Foreign tax credits		4,499,964	3,222,677
Change in estimates related to prior period		-	11,483
Utilization of previously unrecognized tax losses		-	(412,268)
Adjustments recognized related to prior period income		1,646,777	-
Tax credit		(765,118)	(1,022,086)
Additional tax for insufficient investments in designated areas		487,118	667,846
Changes in deferred tax liabilities related to investment in subsidiaries		1,350,956	2,576,624
Effect of change of foreign currency exchange rate		(2,006)	(18,850)
Others		234,596	581,424
		7,463,383	5,626,900
Income tax expense	~~W~~	33,420,741	25,455,435
Effective tax rate		34%	29%

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
18. Income tax expense, Continued
(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021			2020
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	11,148	22,425	33,573	6,465	4,683	11,148
Intangible assets		402,613	(4,551)	398,062	221,106	181,507	402,613
Other non-current assets		503,856	24,557	528,413	103,268	400,588	503,856
Accounts Payable		1,468,833	(64,900)	1,403,933	1,527,327	(58,494)	1,468,833
Accrued expenses		177,549	15,346	192,895	39,427	138,122	177,549
Deferred revenue		497,185	(186,057)	311,128	674,159	(176,974)	497,185
Allowance for doubtful account		285,002	82,277	367,279	275,018	9,984	285,002
Other non-current liabilities		46,264	29,204	75,468	46,264	-	46,264
Investment in subsidiaries		-	-	-	389,453	(389,453)	-
Lease		7,932	(51,135)	(43,203)	734	7,198	7,932
Taxes paid to foreign countries		547	(348)	199	(159)	706	547
Investment in subsidiaries		(2,576,624)	(1,182,265)	(3,758,889)	-	(2,576,624)	(2,576,624)
Others		42,198	(45,322)	(3,124)	(24,548)	66,746	42,198
Subtotal(Ⅰ)		866,503	(1,360,769)	(494,266)	3,258,514	(2,392,011)	866,503
Deferred tax due to carry-forward deficits(Ⅱ)		-	134,931	134,931	32,626	(32,626)	-
Deferred tax due to tax credit carry-forward(Ⅲ)		2,723,566	(644,742)	2,078,824	4,371,242	(1,647,676)	2,723,566
Deferred tax asset(Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	3,590,069	(1,870,580)	1,719,489	7,662,382	(4,072,313)	3,590,069

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Group's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. As of December 31, 2021, the Group has recognized deferred tax assets related to temporary differences, carry-forward deficits and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
18. Income tax expense, Continued
(4) Details of unused tax loss carryforwards and unused tax credit carryforwards that are not recognized as deferred income tax assets as of December 31, 2021 are as follows:

(In thousands of won)
Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
2023	~~W~~	1,023,021	-
2024		2,648,483	-
2025		1,126,795	-
2026		1,821,055	175,371
After 2026		5,916,856	1,614,098
Total	~~W~~	12,536,210	1,789,469
As of December 31, 2021 and 2020, the Group did not recognize deferred income tax asset for the temporary difference of ~~W~~14,877,089 thousand and ~~W~~18,489,150 thousand relating to investments in subsidiaries and other temporary differences of ~~W~~630,686 thousand and ~~W~~750,590 thousand, respectively, as it is not probable such temporary differences can be utilized in the foreseeable future.

19. Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.
(1) Basic earnings per share

(In thousands won and in number of shares)		2021	2020
Profit attributable to owners of the Parent	~~W~~	65,946,650	62,703,088
Weighted average outstanding shares of common shares		6,948,900	6,948,900
Basic earnings per share(in won)	~~W~~ 	9,490	9,023
(2) Diluted earnings per share
As of and for the years ended December 31, 2021 and 2020, the Parent Company does not have outstanding dilutive potential ordinary shares. Accordingly, the diluted earnings per share for the years ended December 31, 2021 and 2020 are the same as the basic earnings per share.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
20. Cash flow information
(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Adjustments for:
Depreciation	~~W~~	4,569,868	3,783,247
Amortization		1,747,542	1,137,224
Bad debt expense		933,226	712,722
Unrealized foreign currency loss		210,730	682,378
Interest expense		115,321	185,742
Impairment loss on intangible asset		281,008	115,475
Impairment loss on other non-current assets		1,087,357	1,455,310
Retirement benefit expenses		23,229	62,306
Income tax expense		33,420,741	25,455,435
Unrealized foreign currency gain		(133,980)	(320,769)
Gain on disposal of property and plant		(6,648)	(1,749)
Loss on disposal of property and plant		56,897	2,549
Interest income		(1,383,177)	(1,087,865)
Reversal of allowance for doubtful accounts		(131,927)	(49,767)
Other		(214,408)	-
	~~W~~	40,575,779	32,132,238

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Accounts receivable	~~W~~	5,529,558	(29,116,366)
Other receivables		(1,081,577)	59,867
Prepayment		2,165,238	(2,755,198)
Prepaid expense		(3,296,129)	(2,134,645)
Other current assets		243,483	622,435
Other non-current assets		144,235	2,255,241
Accounts payable		(8,512,361)	15,510,243
Deferred revenue		1,184,816	3,332,169
Withholding		685,623	1,217,663
Accrued expense		118,271	180,641
Other current liabilities		34,012	(1,256,588)
Other non-current liabilities		(99,045)	(867,887)
	~~W~~	(2,883,876)	(12,952,425)

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
20. Cash flow information, Continued
(3) Significant non-cash transactions for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Reclassification of prepayment to intangible assets	~~W~~	219,487	72,498
Increase in accounts payable relating to the acquisition of software		667,078	1,144,166
Acquisition of right-of-use assets		6,055,394	3,783,994

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Beginning of the year	~~W~~	5,900,216	4,994,159
Cash flows used in financial activities – payment of lease liabilities		(3,647,934)	(2,892,567)
Cash flows used in operating activities – Interest paid		(111,416)	(185,742)
Non-cash transactions:
Acquisitions – leases		6,055,394	3,783,994
Interest expense		111,416	185,742
Early termination of leases		-	(14,729)
Translation difference		422,887	29,359
Ending of the year	~~W~~	8,730,563	5,900,216

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
21. Leases
The Group leases offices, vehicles and others. The leases typically run for a period of 1~ 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not be provided as collateral for borrowings.
(1) Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Right-of-use assets(*1)
Offices	~~W~~	6,698,105	3,904,222
Vehicles		292,432	102,149
Others		1,749,463	1,730,869
	~~W~~	8,740,000	5,737,240
Lease liabilities(*2)
Current		3,606,965	2,653,144
Non-current		5,123,598	3,247,072
	~~W~~	8,730,563	5,900,216

(*1) Right-of-use assets are included in the 'Property and equipment' in the consolidated statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the consolidated statement of financial position.
(2) Changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021
		Offices	Vehicles	Others	Total
Balance as of January 1, 2021	~~W~~	3,904,222	102,149	1,730,869	5,737,240
Depreciation		(2,077,867)	(186,968)	(1,183,483)	(3,448,318)
Reassessment		2,017,711	-	1,355	2,019,066
Acquisitions		2,730,665	377,785	1,191,045	4,299,495
Disposals		(61,020)	(1,807)	-	(62,827)
Translation difference		184,394	1,273	9,677	195,344
Balance as of December 31, 2021	~~W~~	6,698,105	292,432	1,749,463	8,740,000

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
21. Leases, Continued
(2) Changes in right-of-use assets for the years ended December 31, 2021 and 2020 are as follows, Continued:

(In thousands of won)		2020
		Offices	Vehicles	Others	Total
Balance as of January 1, 2020	~~W~~	3,641,648	266,332	1,038,300	4,946,280
Depreciation		(1,492,452)	(186,685)	(1,277,751)	(2,956,888)
Reassessment		310,936	4,256	11,016	326,208
Acquisitions		1,469,588	31,525	1,956,673	3,457,786
Disposals		-	(13,562)	-	(13,562)
Translation difference		(25,498)	283	2,631	(22,584)
Balance as of December 31, 2020	~~W~~	3,904,222	102,149	1,730,869	5,737,240
(3) Details of amounts recognized in the consolidated statements of comprehensive income for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	111,416	185,742
Expense relating to short-term leases		117,000	122,587
Expense relating to leases of low-value assets excluding short-term leases		20,547	8,765
(4) Details of amounts recognized in the consolidated statement of cash flows for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Total cash outflows of leases	~~W~~	3,896,897	3,209,661

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management
The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1) Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Total Liabilities	~~W~~	80,685,465	88,024,352
Total Equity		246,840,858	177,348,016
Debt ratio		33%	50%
(2) Market Risk
(a) Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2021 and 2020 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2021
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	28,112,919	13,921,628	~~W~~	33,327,865	16,504,090
JPY	690,658,516	88,019,006		7,115,440	906,807
EUR	356,541	41,564		478,599	55,792
IDR	12,955,000	3,103,944		1,077	258
THB	28,510	7,379		1,014	262
TWD	9,521,305	-		407,893	-
VND	9,270,000	3,243,600		483	169
			~~W~~	41,332,371	17,467,378

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management, Continued
(2) Market Risk, Continued
(a) Foreign exchange risk, Continued

(In thousands of won, in foreign currencies)
	December 31, 2020
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	29,204,905	15,715,800	~~W~~	31,774,937	17,098,790
JPY	388,760,925	198,432,867		4,098,551	2,091,998
EUR	344,842	8,399		461,482	11,240
IDR	12,955,000	15,289,944		1,003	1,183
THB	28,510	7,379		1,036	268
TWD	105,408,193	3,264,754		4,076,135	126,248
VND	9,270,000	3,243,600		437	153
			~~W~~	40,413,581	19,329,880

The Group measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before tax for the years ended of December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021		2020
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	1,682,378	(1,682,378)	1,467,615	(1,467,615)
JPY		620,863	(620,863)	200,655	(200,655)
Others		83,258	(83,258)	440,100	(440,100)
	~~W~~	2,386,499	(2,386,499)	2,108,370	(2,108,370)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2021 and 2020.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2021 and 2020.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management, Continued
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021	December 31, 2020
Cash and cash equivalents	~~W~~	99,104,943	110,632,482
Short-term financial instruments		148,000,000	71,000,000
Accounts receivable, net		52,614,595	59,761,256
Other receivables, net		6,085	8,333
Other current financial assets		598,099	817,825
Oher non-current financial assets		3,018,823	1,323,865
	~~W~~	303,342,545	243,543,761

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable are mainly due from payment processing companies and platform service providers, which the Group believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)		December 31, 2021
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	37,593,429	28,906,524	7,957,732	729,173	-	37,593,429
Accrued expense		49,299	49,299	-	-	-	49,299
Other liabilities (*)		8,730,563	988,045	2,714,866	2,601,211	2,596,488	8,900,610
	~~W~~	46,373,291	29,943,868	10,672,598	3,330,384	2,596,488	46,543,338

(*) Other liabilities as of December 31, 2021 consist of lease liabilities.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
22. Financial Risk Management, Continued
(4) Liquidity Risk, Continued

(In thousands of won)		December 31, 2020
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	3 to 5 years	Total
Accounts payable	~~W~~	54,090,082	43,437,577	9,250,039	1,402,466	-	-	54,090,082
Accrued expense		62,194	62,194	-	-	-	-	62,194
Other liabilities (*)		5,900,216	812,448	2,107,488	2,146,292	596,395	732,681	6,395,304
	~~W~~	60,052,492	44,312,219	11,357,527	3,548,758	596,395	732,681	60,547,580

(*) Other liabilities as of December 31, 2020 consist of lease liabilities.
The cash flows above are not discounted and the amount due within 12 months is the same as the carrying amount since the effect of the discount is not material.

23. Segment information
(1) Operating segments
The Group determines its operating segments by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.
The reportable segments of the Group are in line with the organizational structure and CODM’s review of operations, and include mobile, online, and others.
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. The segment information for the years ended December 31, 2021 and 2020 are as follows.

(In thousands of won)		2021
		Online	Mobile	Others	Total	Inter-segment eliminations(*1)	Total
Revenue	~~W~~	90,122,650	346,928,640	23,416,966	460,468,256	(46,530,282)	413,937,974
Depreciation/ amortization		1,974,227	1,875,207	2,467,976	6,317,410	-	6,317,410
Operating profit(*2)		32,084,067	65,144,121	821,701	98,049,889	(485,994)	97,563,895

(*1) The Group reflects inter-segment eliminations as adjustments.
(*2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
23. Segment information, Continued
(1) Operating segments, Continued

(In thousands of won)		2020
		Online	Mobile	Others	Total	Inter-segment eliminations(*1)	Total
Revenue	~~W~~	107,949,331	336,325,541	22,333,340	466,608,212	(60,655,191)	405,953,021
Depreciation/ amortization		1,608,883	1,823,606	1,487,982	4,920,471	-	4,920,471
Operating profit(*2)		45,453,933	43,031,974	738,137	89,224,044	250,149	89,474,193

(*1) The Group reflects inter-segment eliminations as adjustments.
(*2) Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.
(2) Revenue from external customers by country for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021(*)	2020(*)
Korea	~~W~~	73,750,935	109,895,360
Taiwan		77,462,311	100,048,694
Japan		40,259,220	22,499,530
United States of America		20,893,708	20,659,465
Thailand		94,475,403	59,085,890
Philippines		20,172,684	23,690,316
Indonesia		10,722,875	12,728,872
Malaysia		30,422,263	23,121,031
Other		45,778,575	34,223,863
	~~W~~	413,937,974	405,953,021

(*) Revenue was attributed to the country based on the customer’s location and royalty revenue was attributed to the country where the end user's payment was made.

(3) Non-current assets by geographical regions as of December 31, 2021 and 2020 are as follows:

(In thousands of won)		December 31, 2021(*)	December 31, 2020(*)
Domestic	~~W~~	10,883,766	7,611,771
Overseas		5,769,325	5,480,559
Total	~~W~~	16,653,091	13,092,330

(*) The amounts are exclusive of financial assets and deferred tax assets.
(4) No individual external customer accounted for more than 10% of consolidated revenue for the years ended December 31, 2021 and 2020.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2021 and 2020
24. Related Party Transactions
(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include GungHo Online Entertainment, Inc. (the controlling shareholder with 59.31% common shares), its subsidiaries, members of board of directors, executives with strategic responsibilities and their immediate families.
(2) Account balances with related party
Balances of receivables and payables with related party as of December 31, 2021 and 2020 are as follows:

(In thousands of won)			December 31, 2021		December 31, 2020
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	5,253,873	7,448	2,547,419	4,924
(3) Transactions with related parties
The details of transactions with related party for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)			2021		2020
Related party	Name of entity		Revenue	Purchases	Revenue	Purchases
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	36,646,582	55,382	21,833,464	211,348
(4) Other transactions with related parties
No financing transactions were made with related parties for the years ended December 31, 2021 and 2020.
(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2021 and 2020 are as follows:

(In thousands of won)		2021	2020
Salaries	~~W~~	1,472,348	1,176,630

25. Subsequent event
Gravity Game Vision Limited, a subsidiary, was established in Hong Kong on January 5, 2022.